SECURIT ... IISSION

04015229

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 036959

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cooper Malone McClain, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7701 East Kellogg, Suite 700
(No. and Street)

Wichita (City) Kansas (State) 67278 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2004
WASH. D.C.
188

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lois McClain (316) 685-5777
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen, Gibbs & Houlik, L.C.
(Name - *if individual, state last, first, middle name*)

301 N. Main, Suite 1700 (Address) Wichita (City) Kansas (State) 67202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lois McClain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cooper, Malone, McClain, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Signature

Executive Vice President
Title

Notary Public

DAVID K. MALONE
Notary Public • State of Kansas
My Appt. Expires Dec. 16, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEN, GIBBS & HOULIK, L.C.
Certified Public Accountants & Consultants
www.aghlc.com

Epic Center • 301 N. Main, Suite 1700
Wichita, Kansas 67202-4868
(316) 267-7231 • FAX (316) 267-0339

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors
Cooper Malone McClain, Inc.

In planning and performing our audit of the financial statements of Cooper Malone McClain, Inc. (Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility

are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Allen, Gibbs & Houlik, L.C.

CERTIFIED PUBLIC ACCOUNTANTS

February 6, 2004

Wichita, Kansas

COOPER MALONE MCCLAIN, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2003 AND 2002

WITH

INDEPENDENT AUDITORS' REPORT

COOPER MALONE MCCLAIN, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

Years Ended December 31, 2003 and 2002

TABLE OF CONTENTS

ALLEN, GIBBS & HOULIK, L.C.
Certified Public Accountants & Consultants
www.aghlc.com

Epic Center • 301 N. Main, Suite 1700
Wichita, Kansas 67202-4868
(316) 267-7231 • FAX (316) 267-0339

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Cooper Malone McClain, Inc.

We have audited the statements of financial condition of Cooper Malone McClain, Inc. as of December 31, 2003 and 2002, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cooper Malone McClain, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with auditing standards generally accepted in the United States of America.

Allen, Gibbs & Houlik, L.C.

February 6, 2004

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2003 and 2002

ASSETS

	2003	2002
Cash	$ **79,272**	$ 86,527
Deposit with clearing organization	**286,179**	323,129
Receivables:		
Commissions and interest, clearing organization	**95,919**	17,374
Employees and stockholders	**67,915**	47,190
Other	**--**	441
Securities owned:		
Marketable, at market value; cost $1,821,319 and $1,127,487	**1,556,140**	657,745
Furniture and equipment, net of accumulated depreciation of $109,314 and $109,601	**37,566**	30,372
Other assets:		
Cash surrender value of life insurance, net of loans of $100,000	**154,521**	119,695
Other	**33,490**	30,976
	$ 2,311,002	$ 1,313,449

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Note and margin payable, clearing organization	**$ 1,312,541**	$ 529,852
Payables:		
Clearing organization	**324**	324
Commissions, employees and stockholders	**20,138**	--
Other liabilities	**30,387**	57,986
	1,363,390	588,162
Stockholders' equity:		
Common stock, par value $1 per share; authorized 1,000,000 shares, issued and outstanding 100,000 shares	**100,000**	100,000
Additional paid-in capital	**200,157**	200,157
Retained earnings	**647,455**	425,130
Total stockholders' equity	**947,612**	725,287
	$ 2,311,002	$ 1,313,449

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF OPERATIONS

Years Ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Trading commission income	**$ 707,214**	$ 976,782
Net trading profit	**333,989**	196,671
Interest income	**103,509**	66,981
Underwriting profits	**317,293**	440,177
Investment advisory fees	**74,057**	107,815
Other	**76,624**	46,800
Unrealized gain, securities owned	**84,005**	--
	1,696,691	1,835,226
Expenses:		
Salaries and commissions	**779,395**	989,384
General and administrative	**471,052**	416,970
Interest	**43,919**	39,205
Unrealized loss, securities owned	**--**	80,932
	1,294,366	1,526,491
Net income	**$ 402,325**	$ 308,735

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2003 and 2002

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2001	100,000	$ 100,000	$ 200,157	$ 356,395	$ 656,552
Distributions to stockholders				(240,000)	(240,000)
Net income				308,735	308,735
Balance, December 31, 2002	100,000	100,000	200,157	425,130	725,287
Distributions to stockholders				**(180,000)**	**(180,000)**
Net income				**402,325**	**402,325**
Balance, December 31, 2003	**100,000**	**$ 100,000**	**$ 200,157**	**$ 647,455**	**$ 947,612**

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income	**$ 402,325**	$ 308,735
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Loss on disposal of assets	**--**	243
Depreciation and amortization	**11,155**	12,620
Unrealized (gain) loss, securities owned	**(84,005)**	80,932
Changes in operating assets and liabilities:		
Deposit with clearing organization	**36,950**	(67,947)
Receivables	**(98,829)**	(19,170)
Securities owned	**(814,390)**	193,193
Other assets	**(2,514)**	(11,379)
Payables:		
Clearing organization	**--**	(875)
Commissions, employees and stockholders	**20,138**	--
Other liabilities	**(27,599)**	36,095
Net cash (used in) provided by operating activities	**(556,769)**	532,447
Cash flows from investing activities:		
Purchase of furniture and equipment	**(18,349)**	(11,021)
Net change in cash surrender value of life insurance	**(34,826)**	(32,562)
Net cash used in investing activities	**(53,175)**	(43,583)
Cash flows from financing activities:		
Distributions to stockholders	**(180,000)**	(240,000)
Net draws (payments) on note and margin payable, clearing organization	**782,689**	(200,221)
Net cash provided by (used in) financing activities	**602,689**	(440,221)
(Decrease) increase in cash and cash equivalents	**(7,255)**	48,643
Cash and cash equivalents at beginning of year	**86,527**	37,884
Cash and cash equivalents at end of year	**$ 79,272**	$ 86,527

The accompanying notes are an integral part of these financial statements.

1. BUSINESS OPERATIONS

Cooper Malone McClain, Inc. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company is also a member of the Municipal Securities Rulemaking Board (MSRB), which makes rules regulating dealers who deal in municipal bonds, municipal notes, and other municipal securities.

The Company primarily offers investment banking services, which include services related to originating, underwriting, and distributing initial issues of securities, primarily in the state of Kansas. Additionally, the Company also purchases and sells securities in the secondary market.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – Securities transactions are recorded on the settlement date. The effect on income of transactions executed but not yet settled is not significant. Fiscal fees and applicable expenses are recognized when all services are rendered and closing of the bond issue is assured.

Cash Equivalents – For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at date of purchase to be cash equivalents.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Receivables – Commissions and interest receivable are for securities transactions that have reached their settlement date and have not been deposited by the clearing organization into the Company's account. Employee and stockholders receivables consist of amounts due from related parties. Management believes they are fully collectible.

(Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Owned – Marketable securities owned consist of trading and investment securities and are valued at market value. Substantially all the municipal bonds pertain to Kansas issues.

Furniture and Equipment – Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. Deduction is made for retirements resulting from the renewals or betterments.

Income Taxes – The Company has elected to be taxed as an 'S' Corporation. Under this election, income and losses of the Company, along with any tax credits, are reported for income tax purposes by the stockholders on their individual income tax returns. Accordingly, the accompanying financial statements do not include a provision for income taxes on corporate earnings. Customarily, stockholders in 'S' Corporations withdraw funds from equity to make quarterly and annual income tax payments. The Company does not accrue such withdrawals as the taxable income is earned; instead, the Company's policy is to record such withdrawals when the cash is distributed.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

3. DEPOSIT WITH CLEARING ORGANIZATION

The Company is required to maintain a deposit with its clearing organization equal to the greater of $30,000 or the sum of 15% of municipal securities, 30% of corporate securities, 20% of corporate debt, and 5% of government securities owned. There were deposits of $286,179 and $323,129 at December 31, 2003 and 2002, respectively.

4. SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at market values, as follows:

	2003	2002
Equity securities	$ 166,720	$ 115,925
Corporate bonds	106,307	3,500
Municipal bonds	1,283,113	538,320
	$ 1,556,140	$ 657,745

5. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following:

	December 31		Estimated
	2003	2002	Useful Lives
Office furniture and fixtures	$ 88,506	$ 82,200	6 to 10 years
Computer equipment and software	58,374	57,773	3 to 6 years
	$ 146,880	$ 139,973	

Depreciation charged to income was $11,155 and $12,620 in 2003 and 2002, respectively.

6. LEASES

The Company leases office space and equipment under long-term lease agreements that expire through 2006 and are classified as operating leases. The following is a schedule of future minimum lease payments for operating leases (with initial or remaining terms in excess of one year) as of December 31, 2003:

Year Ending December 31,	
2004	$ 52,442
2005	50,844
2006	8,474
Total	$ 111,760

Rental expense for all operating leases was $56,060 and $46,004 in 2003 and 2002, respectively.

(Continued)

7. NOTE AND MARGIN PAYABLE, CLEARING ORGANIZATION

The Company's municipal and corporate bond inventory is financed through Southwest Securities, Inc., the Company's clearing organization. Amounts payable on this note were $1,357,077 and $529,852 at December 31, 2003 and 2002, respectively. The note is secured by municipal and corporate bonds with a market value of $1,389,420 and $541,820 at December 31, 2003 and 2002, respectively, and is due as the respective secured inventory is sold.

The Company purchases corporate stocks through a margin account also at Southwest Securities, Inc. Amounts deposited on this account were $44,536 and $-0- at December 31, 2003 and 2002, respectively. Accordingly, the amount of the note payable to the clearing organization is reflected on the statements of financial condition net of any deposit on the margin account.

Interest expense is calculated daily on the inventory settlement date balance at slightly below the broker call money rate (4.75% at December 31, 2003). Interest paid for 2003 and 2002 was $41,975 and $38,513 respectively.

8. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan covering substantially all employees. Participants may contribute from 1% to 15% of their compensation on a pre-tax basis. The Company can contribute a discretionary amount. The Company contributed $5,603 and $5,789 during the years ended December 31, 2003 and 2002, respectively.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital and net capital requirements of $680,589 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .07 to 1. At December 31, 2002, the Company had net capital and net capital requirements of $484,166 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .12 to 1. The 2002 presentation has been restated to be consistent with the 2003 presentation.

10. OFF-BALANCE SHEET RISK

The Company's commission revenue results from customer transactions introduced solely through its clearing broker. The clearing broker assumes the responsibility for execution, clearance, collection, and delivery, including all recordkeeping requirements, in relation to the Company's customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that such customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any losses incurred to the Company. The Company has in place controls to minimize this risk through monitoring credit worthiness of its customers and monitoring the proper execution of transactions by the clearing broker.

11. LITIGATION

In the normal course of business, the Company is a defendant in a lawsuit wherein substantial amounts are claimed. The Company denies any wrongdoing and intends to contest the case vigorously. In the opinion of management, this suit is without substantial merit and should not result in a judgment that in the aggregate would have a material adverse effect on the Company's financial statements.

The Company is also involved in arbitration. The outcome is uncertain and therefore no liabilities are accrued in the financial statements.

SUPPLEMENTARY INFORMATION

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Cooper Malone McClain, Inc.

We have audited the accompanying financial statements of Cooper Malone McClain, Inc. as of and for the years ended December 31, 2003 and 2002 and have issued our report thereon dated February 6, 2004. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Allen, Gibbs & Houlik, L.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 6, 2004
Wichita, Kansas

COOPER MALONE MCCLAIN, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 1

December 31, 2003 and 2002

	2003	2002
Aggregate indebtedness:		
Payable:		
Clearing organization	$ 324	$ 324
Other liabilities	20,138	--
Commissions, employees and stockholders	30,387	57,986
Total aggregate indebtedness	$ 50,849	$ 58,310
Net capital:		
Credit items:		
Common stock	$ 100,000	$ 100,000
Additional paid-in capital	200,157	200,157
Retained earnings	647,455	425,130
Total credit items	947,612	725,287
Deductions and charges:		
Receivables, other	--	441
Receivables, employees and stockholders	67,915	47,190
Furniture and equipment, at cost, less accumulated depreciation	37,566	30,372
Other assets	33,590	33,482
Haircuts and undue concentration on securities owned	127,952	129,636
Total deductions and charges	267,023	241,121
Net capital	$ 680,589	$ 484,166
Capital requirements:		
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for non-clearing firm ($100,000)	$ 100,000	$ 100,000
Net capital in excess of requirements	580,589	384,166
	$ 680,589	$ 484,166
Ratio of aggregate indebtedness to net capital	.07 to 1	.12 to 1

There were no liabilities subordinated to the claim of general creditors at December 31, 2003 and 2002.

The 2002 presentation has been restated to be consistent with the 2003 presentation.

COOPER MALONE MCCLAIN, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

SCHEDULE 2

December 31, 2003 and 2002

	2003	2002
Aggregate indebtedness:		
Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2003 and 2002	$ 45,537	$ 39,564
Year-end audit adjustments:		
Additional accounts payable	5,490	18,746
Other	(178)	--
Aggregate indebtedness as computed on Schedule 1	$ 50,849	$ 58,310
Net capital:		
Net capital as reported by the registrant in Part IIA of Form X-17A-5 as of December 31, 2003 and 2002	$ 657,823	$ 502,912
Year-end audit adjustments:		
Add adjustments to market value on securities owed	(18,896)	--
Less additional accounts payable	(5,490)	(18,746)
Plus adjustments to haircuts and undue concentration on securities owned	44,059	--
Plus adjustments to non-allowable receivables	3,093	--
Net capital as computed on Schedule 1	$ 680,589	$ 484,166